March 17, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	Ameen Hamady
Kristina Marrone
Kibum Park
Pam Long

Re:	Ming Shing Group Holdings Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Filed January 20, 2023
CIK No. 0001956166

Ladies and Gentlemen:

Set forth below, on behalf of our client, Ming Shing Group Holdings Ltd. (the “Company”), we are transmitting for your review the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 16, 2023 (the “Comment Letter”), with respect to Amendment No. 1 to the Company’s Draft Registration Statement on Form F-1 (the “DRS/A1”) submitted to the Commission on January 20, 2023 and to update certain information in the DRS/A1, the Company is filing a further Amended Draft Registration Statement, Amendment No. 2 to Draft Registration Statement on Form F-1, with the Commission (the “DRS/A2”). Please note that all references to page numbers in the responses are references to the page numbers in the DRS/A2 submitted concurrently with the submission of this letter in response to the Staff’s comments.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following the numbered comments.

Capitalized terms used herein have the meanings set forth in the Amended Registration Statement unless defined herein.

Nauth LPC ● www.nauth.com ● T 416.477.6031 ● F 416.477.6032

217 Queen Street West - Suite 401, Toronto, Ontario, M5V 0R2

U.S. Securities and Exchange Commission March 17, 2023 Page 2

Cover Page

1. Please revise your definition of “China” or the “PRC” to remove the exclusion of Hong Kong and Macau from this definition. Similarly, please revise your disclosure under “Notice to Prospective Investors in People’s Republic of China” on page 133.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure by removing the exclusion of Hong Kong and Macau from the definition under the section entitled “Commonly Used Defined Terms” on page iii and under the section entitled “Underwriting” and the subsection entitled “Notice to Prospective Investors in People’s Republic of China” on page 135 of the DRS/A2 in response to the Staff’s comment. The Company respectfully advises the staff that the revised definition states, “China” or the “PRC” refers to the People’s Republic of China.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data-security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on the cover page and under the section entitled “Risk Factors” and the subsection entitled “Risks Related to Our Corporate Structure” in the following risk factors entitled:

●	We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash,

●	Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our operating subsidiaries and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of the securities we are registering for sale,

●	We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations,

●	Substantially all of our operating subsidiaries’ operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the operating subsidiary and/or the value of our Ordinary Shares. The PRC government may also impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain, and

U.S. Securities and Exchange Commission March 17, 2023 Page 3

●	If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China -based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

The Company respectfully advises the Staff that the full analysis of the risks related to our corporate structure in the above numerated risk factors can be found on pages 15 – 17 of the DRS/A2 in response to the Staff’s comment.

3. Please update your disclosure here and throughout the prospectus that the Accelerated Holding Foreign Companies Accountable Act became law on December 29, 2022, and shortened the timeline for the application of the HFCAA’s delisting and trading prohibitions from three years to two.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on the cover page and under the section entitled “Risk Factors” and the subsection entitled “Risks Related to Doing Business in Hong Kong” in the following risk factors entitled:

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.

The Company respectfully advises the Staff that the full analysis of the HFCAA in the above enumerated risk factor can be found on page 29 of the DRS/A2 in response to the Staff’s comment.

Summary, page 5

4. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on the cover page, and under the section entitled “Risk Factors” and the subsection entitled “Risks Related to Our Corporate Structure” in the following risk factors entitled:

●	We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash,

U.S. Securities and Exchange Commission March 17, 2023 Page 4

●	Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our operating subsidiaries and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of the securities we are registering for sale,

●	We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations,

●	Substantially all of our operating subsidiaries’ operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the operating subsidiary and/or the value of our Ordinary Shares. The PRC government may also impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain, and

●	If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China -based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

The Company respectfully advises the Staff that the full analysis of risks related to our corporate structure in the above enumerated risk factors can be found on pages 15 – 17 of the DRS/A2 in response to the Staff’s comment.

U.S. Securities and Exchange Commission March 17, 2023 Page 5

List of Approvals/permits, page 7

5. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Company respectfully acknowledges the Staff’s comment regarding permissions and approvals required from Chinese authorities and has amended the disclosure on the cover page and under the section entitled “Prospectus Summary” and the subsection entitled “Transfers of Cash to and from Our Subsidiaries” on page 7 of the DRS/A2 in response to the Staff’s comment.

Additionally, the Company respectfully advises the Staff that it has amended the disclosure on CSRC and CAC permissions and approvals under the section entitled “Prospectus Summary” and the subsection entitled “List of Approvals or Permits” on page 7 of the DRS/A2 in response to the Staff’s comment.

The Company also respectfully advises the Staff that the discussion regarding the consequences to the Company and its investors if the Company or its subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and the Company or its subsidiaries are required to obtain such permissions or approvals in the future can be found under the section entitled “Prospectus Summary” and the subsection entitled “List of Approvals or Permits” on page 7 of the DRS/A2 in response to the Staff’s comment.

Transfers of Cash to and from Our Subsidiaries, page 7

6. Please expand your disclosure to include any restrictions imposed by China on foreign exchange that affect your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any additional restrictions imposed by China that limit your ability to distribute earnings from your subsidiaries to you and the investors.

Response: The Company respectfully acknowledges the Staff’s comment regarding the disclosure on foreign exchange and its impact on cash transferring and has amended the disclosure on the cover page, and under the section entitled “Prospectus Summary” and the subsection entitled “Transfers of Cash to and from Our Subsidiaries” on page 7.

Additionally, the Company respectfully acknowledges the Staff’s comment regarding additional restrictions imposed by China that limit the Company’s ability to distribute earnings from its subsidiaries to the Company and its investors and has amended the disclosure under the section entitled “Risk Factors” and the subsection entitled “Risks related to our Corporate Structure” under the following risk factors entitled:

●	We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash, and

U.S. Securities and Exchange Commission March 17, 2023 Page 6

●	Substantially all of our operating subsidiaries’ operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the operating subsidiary and/or the value of our Ordinary Shares. The PRC government may also impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

The Company respectfully advises the Staff that the full analysis of restrictions on the Company’s ability to distribute earnings in the above enumerated risk factors can be found on pages 15 and 17, respectively, of the DRS/A2 in response to the Staff’s comment.

Risk Factors, page 15

7. Please expand your disclosures to explicitly state whether you have elected to opt in to the extended transition period for emerging growth companies under the JOBS Act for complying with new or revised accounting standards. If so, please include a risk factor disclosing the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates.

Response: The Company respectfully acknowledges the Staff’s comment regarding electing to opt in to the extended transition period for emerging growth companies under the JOBS Act and has amended the disclosure under the section entitled “Implications of Our Being an “Emerging Growth Company” and the subsection titled “Prospectus Summary” on page 10 and under the section entitled “Risk Factors” and the subsection entitled “Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares” in the following risk factor entitled:

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

The Company respectfully advises the Staff that the full analysis of risks involved with being an emerging growth company under the JOBS Act in the above enumerated risk factor can be found on page 31 of the DRS/A2 in response to the Staff’s comment.

Risks related to doing business in Hong Kong, page 26

8. Given the Chinese government’s potential for significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on the cover page and under the section entitled “Risk Factors” and the subsection entitled “Risks Related to Our Corporate Structure” in the following risk factors entitled:

●	Substantially all of our operating subsidiaries’ operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the operating subsidiary and/or the value of our Ordinary Shares. The PRC government may also impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain, and

U.S. Securities and Exchange Commission March 17, 2023 Page 7

●	If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

The Company respectfully advises the Staff that the full analysis of risks related to the Company’s corporate structure in the above enumerated risk factors can be found on page 17 of the DRS/A2 in response to the Staff’s comment.

9. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on the cover page and under the section entitled “Risk Factors” and the subsection entitled “Risks Related to Our Corporate Structure” in the following risk factor entitled:

●	We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations” referenced.

The Company respectfully advises the Staff that the full analysis of the risk related to the Company’s corporate structure in the above enumerated risk factor can be found on page 16 of the DRS/A2 in response to the Staff’s comment.

If we fail to meet applicable listing requirements, Nasdaq may not approve our listing application. . . , page 27

10. Please clarify in this risk factor that if Nasdaq does not approve your listing application, you will not complete the offering, consistent with disclosure on the cover page. Please make similar clarification in your risk entitled “There may not be an active, liquid trading market for our Ordinary Shares . . . ” on page 32.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure under the section entitled “Risk Factors” and the subsection entitled “Risks Related to Doing Business in Hong Kong” in the following risk factor entitled:

●	If we fail to meet applicable listing requirements, Nasdaq may not approve our listing application, or may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

U.S. Securities and Exchange Commission March 17, 2023 Page 8

on page 29 and under the section entitled “Risk Factors” and the subsection entitled “Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares” in the following risk factor entitled:

●	There may not be an active, liquid trading market for our Ordinary Shares, and we do not know if a more liquid market for our Ordinary Shares will develop to provide you with adequate liquidity.

on page 34 of the DRS/A2 in response to the Staff’s comment.

The market price of our Ordinary Shares may be volatile . . . , page 30

11. Please discuss the risk regarding small-capitalization companies that appears in the first full paragraph on page 31 under a distinct risk factor subheading.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure to add a separate and distinct risk factor under the section entitled “Risk Factors” and the subsection entitled “Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares” in the following risk factor entitled:

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The Company respectfully advises the Staff that the full analysis of risks regarding small-capitalization companies in the above enumerated risk factor can be found on page 33 of the DRS/A2 in response to the Staff’s comment.

Our internal controls over financial reporting may not be effective . . . , page 33

12. The narrative in this risk refers to ‘the foregoing material weakness,’ but this is not described in the risk factor. Please revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure under the section entitled “Risk Factors” and the subsection entitled “Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares” in the risk factor entitled:

●	Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

The Company respectfully advises the Staff that the analysis of internal controls in the above enumerated risk factor can be found on page 35 of the DRS/A2 in response to the Staff’s comment.

U.S. Securities and Exchange Commission March 17, 2023 Page 9

Labor Cost Analysis, page 41

13. Please revise to disclose the “local social incident” that you refer to in this section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure under the section entitled “Industry Data and forecast” and the subsection entitled “Overview of Hong Kong Wet Trades Works Market” and the sub-subsection entitled “Labor Cost Analysis” by changing it from “local social incident” to “Social movement in Hong Kong against the Anti-Extradition Law Amendment Bill in 2019” on page 43 of the DRS/A2 in response to the Staff’s comment.

Competition Overview, page 43

14. Please elaborate on your basis for the statement that you are “the leading wet trade works subcontractor” based on your market share of 0.4% in 2021.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure under the section entitled “Industry Data and Forecast” and the subsection entitled “Overview of Hong Kong Wet Trades Works Market” and the sub-subsection entitled “Competition Overview” by changing it from “leading” to “established” on page 45 of the DRS/A2 in response to the Staff’s comment.

Use of Proceeds, page 44

15. We note disclosure that 20% of the net proceeds of this Offering will be used for repayment of bank borrowings and finance leases. Please describe the interest rate and maturity of such indebtedness to be repaid and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure under the section entitled “Use of Proceeds” under the heading entitled “20% to be used for repayment of bank borrowings and finance leases” on pages 45 – 46 of the DRS/A2 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

16. Please revise to include critical accounting estimates that have had or are reasonably likely to have a material impact on your financial condition or results of operations, which may include but are not limited to, estimates and assumptions related to revenue recognition, allowance for credit losses associated with accounts receivable, retention receivables, contract assets, and valuation allowance for deferred tax assets. Refer to Item 303(b)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that there are no critical accounting estimates that have or are likely to have a material impact on the Group’s financial condition or results of operations.

U.S. Securities and Exchange Commission March 17, 2023 Page 10

For estimates and assumptions related to revenue recognition, the Company adopted the output method, which refers to progress certificates issued by customers which depict the Company’s performance in transferring control of goods or services promised to customers for individual projects. The Company satisfies the performance obligation over time and therefore, the output method, using construction works delivered, best represents the measure of progress against the performance obligations incurred within the contractual agreements. This method captures the amount of works delivered pursuant to contracts and is used only when performance does not produce significant amounts of work in progress prior to complete satisfaction of the performance obligation and the gross billing value of contracting work can be measured reliably. It is considered that the output method does not involve management’s most difficult, subjective, or complex judgments for uncertain matters, and it is not likely to have a material impact on the Group’s financial condition or results of operations.

For allowance amounts for credit losses associated with accounts receivable, retention receivables, contract assets were immaterial for all periods presented, while the Group’s accounts receivable, retention receivables and contracts assets were generally fully settled in the past. Therefore, it is considered that the expected credit loss does not involve management’s most difficult, subjective, or complex judgments for uncertain matters, and it is not likely to have a material impact on the Group’s financial condition or results of operations.

The valuation allowance for deferred tax assets mainly represents the valuation allowance in relation to the deferred tax assets recognised for the operating loss of MS Engineering Co., Limited. As it is expected that MS Engineering Co., Limited has no sufficient future profits to utilise the tax loss, the relevant deferred tax assets were fully provided for. It is considered that such expectation does not involve management’s most difficult, subjective, or complex judgments for uncertain matters, and it is not likely to have a material impact on the Group’s financial condition or results of operations.

17. We note that the results of MS Engineering Co. are not included in the financial statements prior to its acquisition on October 20, 2021. Please expand your discussion of results of operations to highlight the impact that the acquisition of this subsidiary had on your results of operations in addition to the other factors that contributed to the changes between the periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” by adding a new subsection entitled “Acquisition of MS Engineering Co., Limited” on page 61 of the DRS/A2 in response to the Staff’s comment.

18. Ensure that you discuss any material trends or uncertainties that have had or are reasonably like to have a material impact on revenues, costs or materials. In this regard, we note that the study by Frost and Sullivan that you refer to in the prospectus and have filed as an exhibit, states that the “potential impact of Sino-US trade conflict has given rise to uncertainty of the economy and therefore led to the decrease in real estate investment and gross domestic fixed capital formation in value.” If this uncertainty has had or is reasonably like to have a material impact, please discuss the uncertainty in MD&A and as a risk factor, as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has added a risk factor, under the section entitled “Risk Factors” and the subsection entitled “Risks Related to Our Business and Industry,” entitled:

●	We are exposed to risks of general economic downturn and deteriorating market conditions, such as Sino-U.S. trade conflicts

U.S. Securities and Exchange Commission March 17, 2023 Page 11

on page 28 of the DRS/A2 in response to the Staff’s comment.

The Company also respectfully advises the Staff that it has also amended the disclosure under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” by adding a new subsection entitled “We are exposed to risks of general economic downturn and deteriorating market conditions, such as Sino-U.S. trade conflicts” on page 53 of the DRS/A2 in response to the Staff’s comment.

Results of Operations, page 52

19. We note that you attribute increases in revenue for the six months ended September 30, 2022 and for the year ended March 31, 2022 to increases in the number of projects. Please further describe the reasons for the increase in the number of your projects in these periods.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the subsections entitled “Revenue” and “Revenue” on pages 54 and 58, respectively, of the DRS/A2 in response to the Staff’s comment.

Liquidity and Capital Resources, page 61

20. We note that you have relied on equity capital, cash generated from operations and bank borrowings as your principal sources of funds, and that expect these sources to continue. We also note that you have increased the amount of your bank borrowings throughout the periods covered by the financial statements. Please clarify the general terms of these borrowings, and address whether you have any balance available for borrowings under existing loan or credit agreements with banks. If so, please discuss the material terms of your agreements, identifying the lender, the total amount of credit available, the maturity date, interest rates, amounts available and outstanding as of the most recent balance sheet date and repayment terms. If not, please clarify this, explain how you will obtain additional bank borrowings in the future, and clarify that there is no assurance that you will be able to do so.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the subsection entitled “Liquidity and Capital Resources” on page 62 of the DRS/A2 in response to the Staff’s comment.

21. We note that your Use of Proceeds section indicates that you intend to use approximately 40% of the net proceeds of this offering as working capital. Please reconcile with your statement that you “may” use a portion of the proceeds as a source of liquidity in this section.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the subsection entitled “Liquidity and Capital Resources” on page 63 of the DRS/A2 in response to the Staff’s comment.

U.S. Securities and Exchange Commission March 17, 2023 Page 12

Business, page 66

22. We note that your website states that you have expanded your business to the Macao SAR. If material, please address this expansion in your Business section, including information about the business you conduct and regulatory environment in Macao.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the management of the Company had contemplated expanding to Macau in 2019. Taking into consideration the growth prospect of the wet trades works market in Hong Kong, the management has decided to devote their attention to expanding the Company’s market share in Hong Kong. The Company did not undertake any projects from Macao SAR and did not record any revenue from Macao SAR during the two years ended March 31, 2022 and the six months ended September 30, 2022. The Company respectfully acknowledges the Staff’s comment and has removed the disclosure that it has expanded its business to Macao SAR on the Company’s website at http://ms100.com.hk. The Company also respectfully advises the Staff that it has amended the disclosure made on its website at http://ms100.com.hk in response to the Staff’s comment.

Overview, page 66

23. Please clarify how you measure the “tender success rate” you disclose in the second paragraph of this section. For example, clarify whether this a percentage of the number of bids or tenders you submitted that were accepted, or if it based on the dollar amount or value of contracts accepted or some other measure.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure under the section entitled “Business” and the subsections entitled “Overview” and “Customers” on pages 68 and 74, respectively, of the DRS/A2 in response to the Staff’s comment.

24. We note that the fifth paragraph in this section and MD&A includes a brief descriptions of MS (HK) Engineering Limited. Please also describe the business conducted by MS Engineering Co., Limited.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the subsection entitled “Overview” on page 50 and under the section entitled “Business” and the subsection entitled “Overview” on page 68 of the DRS/A2 in response to the Staff’s comment.

U.S. Securities and Exchange Commission March 17, 2023 Page 13

25. We note your risk factor on page 16 and similar disclosures elsewhere that inaccuracies in your estimation in the amount of time and costs involved in a project may give rise to delays and cost overruns. Please clarify the extent to which you typically bear the risk of cost overruns in your customer contracts, or whether you can pass these costs on to the customers.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure under the section entitled “Risk Factors” and the subsection entitled “Risks Related to Our Business and Industry” in the following risk factor entitled:

●	Any material inaccurate cost estimation or cost overruns may adversely affect our financial results.

The Company respectfully advises the Staff that the full analysis of the risk of cost overruns in the Company’s customer contracts can be found on page 18 of the DRS/A2 in response to the Staff’s comment.

The Company also respectfully advises the Staff that it has also amended the disclosure under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the subsection entitled “Estimation of project costs” on pages 52 – 53 of the DRS/A2 in response to Staff’s comment.

Executive Compensation

Director Compensation - Non-Employee Directors, page 94

26. We noted your disclosure about three independent directors on page 90. However, here, you stated that you “did not have any non-employee directors” for the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021. Please explain or reconcile this discrepancy. In doing so, please confirm that your three independent directors are not employees your company or any of your subsidiaries.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure under the section entitled “Executive Compensation” and the subsection entitled “Director Compensation — Non-Employee Directors” on page 96 of the DRS/A2 in response to Staff’s comment. The Company respectfully advises the Staff that the three proposed independent directors listed in the table on page 92 have not been officially appointed as independent directors as of the date of submission. The Company did not have any non-employee directors as of the date of submission and will only appoint the three individuals as non-employee directors upon the closing of the Offering. These individuals consent to serving as independent directors upon the closing of the Offering. The Company confirms that its three independent directors are not employees of the Company or any of its subsidiaries.

Dividends, page 99

27. We note your statement that your shareholders may by ordinary resolution, declare dividends. Please describe the process by which the directors would recommend a dividend amount to the shareholders and how shareholders would then declare dividends.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure under the section entitled “Description of Ordinary Shares” and the subsection entitled “Dividends” on page 101 of the DRS/A2 in response to Staff’s comment.

U.S. Securities and Exchange Commission March 17, 2023 Page 14

Forfeiture or Surrender of Shares, page 100

28. Please clarify whether shares in this offering are subject to the possibility of a “capital call” described in this section. Describe the circumstances in which a capital call would be made and how the amount would be determined. We note that the opinion of counsel filed as Exhibit 5.1 states that the shares are fully paid and non-assessable.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure under the section entitled “Description of Ordinary Shares” and the subsection entitled “Calls on Shares and Forfeiture or Surrender of Shares” on page 102 of the DRS/A2 in response to Staff’s comment.

Shares Eligible For Future Sale, page 117

29. We note your statement that you have received listing approval from Nasdaq. While we will not object if you state that you have applied for listing, please revise to remove any statement or implication that you have already been approved. We also note your disclosure that you do not expect that a trading market will develop for your ordinary shares, yet you also condition the offering on approval of listing. Please disclose that, as a result, liquidity and the value of the ordinary shares may decline. Also address how the lack of a market may impact your continued listing.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure under the section entitled “Shares Eligible For Future Sale” on page 119 in response to the Staff’s comment. Additionally, the Company respectfully advises the Staff that we have also added two risk factors under the section entitled “Risk Factors” and the subsection entitled “Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares” under the following risk factors entitled:

●	Ordinary Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares, and

●	Future sales, or the perception of future sales, by us or our shareholder in the public market following this Offering could cause the market price for our Ordinary Shares to decline.

The Company respectfully advises the Staff that the full analysis of liquidity and the value of our Ordinary Shares in the above enumerated risk factors can be found on page 32 of the DRS/A2 in response to the Staff’s comment.

Enforcement of Civil Liabilities, page 125

30. Please expand your disclosure in this section to identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, cost, and time.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure under the section entitled “Enforcement of Civil Liabilities” on page 127 of the DRS/A2 in response to the Staff’s comment.

U.S. Securities and Exchange Commission March 17, 2023 Page 15

Signatures, page II-5

31. Please include the controller or the principal accounting officer as one of the signees, and also include a signature for your authorized representative in the United States. Please see Instruction 1 to the signature page on Form F-1. See Instruction 1 to Signatures in Form F-1.

Response: The Company respectfully acknowledges the Staff’s comment and has added the Company’s Chief Financial Officer as one of the signees in addition to the Company’s authorized representative in the United States on page II-5 of the DRS/A2 in response to the Staff’s comment.

Exhibits

32. Please include the consent of Frost & Sullivan to the inclusion of its report in the registration statement and to being named in the prospectus. We note your statement on page 1 that you commissioned the report, and that you have filed it as an exhibit to the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has obtained and added the consent of Frost & Sullivan as Exhibit 23.4 to the DRS/A2 in response to the Staff’s comment.

33. We note your statement on page 90 that three named individuals consent to serving as directors upon closing of the offering. If these individuals do not sign the registration statement, please file signed consents of each of the individuals you have named as about to become directors as exhibits to the registration statement. Please see Securities Act Rule 438.

Response: The Company respectfully acknowledges the Staff’s comment and has added the signatures of the Company’s three named individuals who consent to serving as directors upon closing of the offering on page II-5 of the DRS/A2 in response to the Staff’s comment.

34. The assumptions in counsel’s legality opinion may not be overly broad, assume away the relevant issue or assume any of the material facts underlying the opinion or any readily ascertainable facts. For example, counsel should not assume that the company has sufficient authorized shares, is not in bankruptcy, or has taken all corporate actions necessary to authorize the issuance of the securities. Please have counsel revise the opinion filed as Exhibit 5.1 to the registration statement. Please see Staff Legal Bulletin 19 for guidance on preparing legality opinions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the opinion filed as Exhibit 5.1 to the DRS/A2 in response to the Staff’s comment.

* * * * *

U.S. Securities and Exchange Commission March 17, 2023 Page 16

The Company hereby advises, or acknowledges to, Staff that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned be email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth
Daniel D. Nauth

cc:	Chi Ming Lam, Chief Executive Officer and Chairman
Ming Shing Group Holdings Ltd.